Exhibit 99.2

Mingteng International Corporation Inc. Announces Closing of $2.96 Million Registered Direct Offering and Concurrent Private Placement

Jiangsu, China, June 18, 2026 (GLOBE NEWSWIRE) -- Mingteng International Corporation Inc. (Nasdaq: MTEN) (the “Company”) today announced the closing of its previously announced registered direct offering of 1.48 million Class A ordinary shares, par value $0.00005 per share (“Class A Ordinary Shares”), at a purchase price of $2.00 per share, and pre-funded warrants to purchase Class A Ordinary Shares at an original exercise price of $2.00, with $1.99995 of the original exercise price pre-funded at the closing, and a remaining exercise price of $0.00005 per Class A Ordinary Share.  In a concurrent private placement, the Company also issued to the same investors unregistered warrants to purchase up to 1.48 million Class A Ordinary Shares (the “Private Warrants”), at an exercise price of $2.00 per Class A Ordinary Share. The Private Warrants are exercisable from the closing and will expire 18 months from the date of issuance.

The gross proceeds from the offering and the concurrent private placement were approximately $2.96 million, before deducting placement agent fees and other offering expenses.

The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The offering and the concurrent private placement closed on June 18, 2026.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering.

The offering was made pursuant to the Company’s “shelf” registration statement on Form F-3 (File No. 333- 287843), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2025 and declared effective on June 25, 2025, as amended by Post-Effective Amendment No. 1 filed on October 7, 2025 and Post-Effective Amendment No. 2 filed on October 24, 2025, and declared effective by the SEC on November 18, 2025. A prospectus supplement and accompanying base prospectus describing the terms of the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov.

The Private Warrants and the Class A Ordinary Shares issuable upon exercise thereof were offered and sold in a private placement in a transaction not involving a public offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including those regarding Mingteng International Corporation Inc.’s beliefs and expectations about its business strategy, growth outlook, and operational plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to: (i) capital and credit market volatility, (ii) local and global economic conditions, (iii) anticipated growth strategies and integration plans, (iv) regulatory changes or governmental approvals, and (v) future business development, operational results, and financial performance of Mingteng International Corporation Inc. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. All information provided in this press release is as of the date of this press release, and Mingteng International Corporation Inc. undertakes no obligation to update such information, except as required under applicable law.

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company’s website: https://ir.wxmtmj.cn/.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.

Investor Relations Department
Email: ir@wxmtmj.cn